Filed Pursuant to Rule 424(b)(3)

Registration No. 333-183275

Prospectus Supplement dated October 5, 2020

(To Prospectus dated August 13, 2012)

CECO Environmental Corp.

Dividend Reinvestment Plan

This prospectus supplement, dated October 5, 2020, updates and supplements the CECO Environmental Corp. Dividend Reinvestment Plan (the “Plan”) prospectus dated August 13, 2012 (the “Prospectus”).

Change of Plan Administrator

CECO Environmental Corp. appointed Broadridge Corporate Issuer Solutions, Inc., as its new Transfer Agent, Registrar, Independent Agent and Administrator of the Plan (the “Plan Administrator”), effective October 5, 2020. Broadridge Corporate Issuer Solutions, Inc. replaces American Stock Transfer & Trust Company LLC, or AST, as the Plan Administrator. As a result, all references in the Prospectus to American Stock Transfer & Trust Company LLC, or AST, or Plan Administrator are changed to Broadridge Corporate Issuer Solutions, Inc. The Broadridge DTC FAST number is #50054. Broadridge is not acting as a broker-dealer and will not execute any purchases or sales on behalf of the Plan participants. All purchase and sale requests will be fulfilled through a registered broker-dealer selected by Broadridge (which registered broker-dealer may be an affiliate of Broadridge).

Inquiries about the Plan or your participation in the Plan

For information about the Plan, your participation in the Plan or shares in your account, you may contact Broadridge directly.

All Correspondence:	Overnight Mail:	Telephone Inquiries:

Broadridge Corporate Issuer Solutions, Inc. P.O. Box 1342 Brentwood, NY 11717-0718	Broadridge Corporate Issuer Solutions, Inc. 1155 Long Island Avenue Edgewood, NY 11717-8309	Toll-Free: 1-877-830-4936 Local/International: 1-720-378-5591 Fax: 1-215-553-5402

Email Address: shareholder@broadridge.com

Website: https://shareholder.broadridge.com

Investing in our common stock involves certain risks. Before investing in our common stock, you should carefully read the information set forth in our discussion of “Risk Factors” beginning on page 5 of the accompanying prospectus as well as the risk factors described in our most recent Annual Report on Form 10-K and in the other reports we file with the U.S. Securities and Exchange Commission that we incorporate by reference in the accompanying prospectus.

This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any jurisdiction where the offer or sale is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Plan is set forth in the accompanying prospectus, as amended by this prospectus supplement. The description of the Plan contained in this prospectus supplement supplements and, to the extent it is inconsistent with, supersedes the description of the Plan in the accompanying prospectus.

Additional information relating to changes to the Plan is set forth on the following pages of this prospectus supplement.

Sales of Shares

Question 16—How can I sell shares in my Plan account, of the Prospectus is amended and restated as follows:

If you are a registered shareholder in a participating in the Plan, you can sell qualified shares by logging onto your account online, by contacting Broadridge directly, or by signing and returning the Shareholder Sale Request Form. All registered shareholders must sign the Shareholder Sale Request Form. If you need a Shareholder Sale Request Form, you can obtain one by contacting Broadridge or by downloading and printing one directly from our website. Sale orders via telephone carry a $50,000 value limit. Anything above this value limit will have to be submitted via your shareholder account or in writing by completing a Shareholder Sale Request Form.

You may instruct Broadridge to sell shares under the Plan through a Batch Order, Market Order, or a Day Limit Order, if available at Broadridge. Please be aware that all sales options may not be available at all times and options are pending availability at Broadridge.

Batch Order - A registered shareholder who holds qualified shares of CECO Environmental Corp. in Direct Registration Form (i.e., shares held electronically or by book entry) can submit requests to sell their shares through a registered broker-dealer by initiating a sale by logging into your shareholder account, by telephone, or through the mail at any time. Broadridge will promptly forward such requests to the registered broker-dealer utilized by the Plan. This broker-dealer will sell the shares on the open market in round lot transactions. The price per share for the shares sold will always be the average weighted price for all shares sold through the Plan on the trade date or dates. In general, sales are made at least once a week. Depending on the number of shares being sold and current trading volume in the shares, sales may be executed in multiple transactions and may be traded on more than one day. The selling price will not be known until the sale is complete. Each batch order sale will incur a flat administrative fee to Broadridge per transaction request. In addition, there is a brokerage commission fee per share sold (no portion of which will be retained by or forwarded to Broadridge).

Market Order - A market order is a request to sell shares promptly at the current market price. Market order sales can be initiated through our website by logging into your shareholder account or by contacting Broadridge by telephone. Market order sale requests will be submitted to a registered broker-dealer utilized by the Plan promptly upon receipt during market hours (normally 9:30AM to 4:00PM Eastern Standard Time). Any orders received during market close will be submitted to a registered broker-dealer utilized by the Plan promptly the next business day when the market is open. All market orders are considered irrevocable upon final submission of the order and cannot be cancelled. Depending on the current trading activity of that security, there may not be a market for your request and the order could be cancelled at the end of the trading day resulting in no sale of such shares. To determine if shares were sold, a participating shareholder should access their account online at our website or by contacting Broadridge. If the market order sale was not filled and a participating shareholder still wants the shares sold, a sale request will need to be resubmitted. The price will be the market price of the sale obtained by the broker-dealer utilized by the Plan. Market order requests submitted to Broadridge outside of market hours (market hours are usually 9:30AM to 4:00PM EST), will be forwarded to the registered broker-dealer utilized by Broadridge on the next business day once the market has opened. Broadridge, as the Plan Administrator, does not have control over, nor guarantee, the date, time, or pricing associated with any shares that are sold through the Plan. All sale orders are submitted as All-or-None (AON) orders and, depending on market conditions, the order may not be included in market open trades and/or not executed at all.

Day Limit Order - A day limit order is an order to sell shares when and if the stock reaches a specific trading price on a specific day. The order is automatically cancelled if the price is not met by the end of that day (or, for orders placed after-market hours, the next business day the market is open). All limit orders are considered irrevocable upon final submission of the order and cannot be cancelled within market trading hours. Depending on the current trading activity of that security, there may not be a market for your request and the order could be cancelled at the end of the trading day resulting in no sale of such shares. Should you submit a limit order that falls under the current trading price at the time of receipt by the broker-dealer utilized by the Plan, there is a chance the order will be cancelled upon receipt if it exceeds certain pricing thresholds meant to protect you from erroneous entries. Please check your account transaction upon the submission of any limit orders submitted to ensure it was received and accepted. The order may be cancelled by the applicable stock exchange or by the broker engaged by Broadridge due to certain restrictions.

All sale orders are submitted as All-or-None (AON) orders. Broadridge will automatically treat all sale request received in writing as batch order sales requests. Individuals participating in the Plan should be aware that the share price may fluctuate between the time your transaction request is received and the time the transaction is effected on the open market. This price risk will be borne solely by you. Please be aware that all sales options may always not be available, and options are pending availability at the Plan Administrator.

There are fees associated with all sale requests. Please review the fee information provided below and the full Prospectus for full terms and conditions.

Fee Schedule

Question 22 of the Prospectus is amended and restated as follows:

Participation in the Plan is subject to the payment of certain fees as outlined below:

Batch Order (per transaction)	$15.00
Market Order (per transaction)	$25.00
Limit Order (per transaction)	$30.00
Sale Broker Commission (per share)	$0.10
Historical Research (per request)	$25.00
Replacement Check (per request)	$3.00
Direct Deposit of Proceeds (per deposit)	$5.00
Overnight Delivery (per mailing)	$25.00
Saturday Delivery (per mailing)	$30.00
Duplicate Statements (Confirms/Account)
Electronic	No Charge – Access Online!
Paper	$10.00